MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

July 14, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Miranda Leases Angel Wing Epithermal Property

Miranda Gold Corp. is pleased to announce the signing of a letter of intent to lease a property that contains high-grade, gold-bearing, epithermal veins. The Angel Wing property consists of thirty lode mining claims located in northern Elko County, Nevada.

The geologic setting at Angel Wing comprises epithermal veins hosted primarily within basement sedimentary rocks beneath a volcanic sequence. The veins are exposed within a window eroded through a large volcanic-hosted alteration cell. Poorly exposed veins up to 3-m wide trend northerly through silicified carbonate and project beneath zones of overlying bleached and opalized rhyolite flows. These veins exposed at the surface or intersected in drilling can be traced for up to 2 km.

The quartz-calcite veins are characterized by platy and banded textures and locally contain visible gold. Surface samples of vein material yield up to ~1.0 oz Au/ton (~34 g Au/tonne) and grades of up to ~0.060 oz Au/ton (~2 g Au/tonne) occur commonly within Tertiary tuffs and basalt. The latter mineralization is associated with silicification, adularia and clay. Gold is associated with high selenium values, an association that is similar to Midas, Nevada,. The geologic setting at Angel Wing of epithermal veins with bonanza grades occurring within a sedimentary basement below an altered volcanic-sequence is similar to that of Ivanhoe, Nevada.

Miranda has signed a binding letter agreement for a twenty-year lease on the property. Miranda will pay $35,000 upon signing the final lease agreement and will make annual advance royalty payments throughout the term of the lease.

The property is subject to a scaled net smelter return royalty of 2.0% if the gold price is $250 or less per ounce; 2.5% if the gold price is between $250 and $300 per ounce; 3.0% between $300 and $350 per ounce; 3.5% between $350 and $400 per ounce; and 4.0% if the price of gold is over $450 per ounce.

The acquisition of the Angel Wing project is consistent with Miranda’s strategy to expose its shareholders to both Carlin-type discoveries and epithermal vein discoveries. Miranda is developing a generative model for quality vein targets to compliment its Carlin (Cortez)

generative model. The highest quality epithermal producers, both current (Midas) and historic (Sleeper, Jarbidge and National), occur in northern Nevada. Miranda believes new quality high-grade resources can be found that could support low-cost underground mines in this under-explored epithermal province.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Company, Placer Dome U.S. Inc., Agnico-Eagle (USA) Limited, Barrick Gold Corporation and Golden Aria Corp.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.